UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Issuer)

Common stock

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Global, LLC 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: Ronald Cami
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1.	NAME OF REPORTING PERSONS.

Hamlet Holdings LLC

I.R.S. Identification Nos. of above persons (entities only):

20-8359623
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a.) ☐ (b.) ☐
3. SEC USE ONLY

4. SOURCE OF FUNDS (See Instructions)

OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

87,605,299* (See Items 3, 4 and 5)
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER
87,605,299* (See Items 3, 4 and 5)

10. SHARED DISPOSITIVE POWER

0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
87,605,299* (See Items 3, 4 and 5)
12. CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
70.1%* (See Item 5)
14. TYPE OF REPORTING PERSON (See Instructions)
OO

*The calculation is based on 125,025,500 shares of Common Stock outstanding as of February 13, 2012, which figure is based on information set forth in the Final Prospectus (Registration No. 333-177985), dated February 7, 2012, filed by the Corporation with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on February 8, 2012.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and restates in its entirety the statement on Schedule 13D filed on February 7, 2008 by Hamlet Holdings LLC (the “Original Schedule 13D” and, as supplemented and amended by Amendment No. 1 filed on November 24, 2010 and this Amendment, the “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Caesar’s Entertainment Corporation (formerly known as Harrah’s Entertainment, Inc.), a Delaware corporation (the “Corporation”). The principal executive offices of the Corporation are at One Caesar’s Palace Drive, Las Vegas, Nevada, 89109.

Item 2. Identity and Background

This Schedule 13D is filed by Hamlet Holdings LLC, a Delaware limited liability company (“Holdings”).  The address of the principal office of Holdings is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.  Holdings is principally engaged in the business of investing in the Common Stock, and was formed for the purpose of engaging in any lawful business purpose or activity for which limited liability companies may be formed in Delaware. Holdings is controlled by certain individuals affiliated with Apollo Management, L.P. (“Apollo”) and with TPG Group Holdings (SBS) Advisors, Inc. (“TPG Group Advisors,” and, together with Apollo, the “Sponsors”).

The members of Holdings include: Leon Black, Joshua Harris and Marc Rowan (collectively, the “Apollo Members”) and David Bonderman, James Coulter and Jonathan Coslet (collectively, the “TPG Members” and, together with the Apollo Members, the “Members”). Attached as Appendix A to Item 2 is information concerning the members of Holdings as required pursuant to Item 2 and General Instruction C to Schedule 13D. The Members may only act by majority vote of all Members.

None of Holdings and, to the best knowledge of Holdings, none of the persons or entities identified in Appendix A to Item 2 and General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (other than traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 28, 2008, the Corporation announced the completion of its merger (the “Merger”) with Hamlet Merger Inc. (“Merger Sub”). The Merger was completed pursuant to the Agreement and Plan of Merger, dated as of December 19, 2006 (the “Merger Agreement”), by and among Holdings, Merger Sub and the Corporation. Pursuant to the Merger Agreement, upon consummation of the Merger, Merger Sub merged with and into the Corporation, with the Corporation as the surviving corporation, and each issued and outstanding share of common stock of the Corporation was converted into the right to receive a purchase price of $90 per share in cash. As a result of the Merger, the issued and outstanding shares of non-voting common stock, par value $0.01 per share (the “Non-Voting Common Stock”), and the non-voting preferred stock, par value $0.01 per share (the “Non-Voting Preferred Stock” and, together with the Non-Voting Common Stock, the “Non-Voting Stock”), of Merger Sub, which were owned by entities affiliated with the Sponsors and certain co-investors and by members of management, were converted into shares of Non-Voting Stock of the Corporation, and the issued and outstanding shares of voting common stock of Merger Sub, which were converted into shares of Voting Common Stock (as defined below) of the Corporation, were owned by Holdings. On January 30, 2008, the Corporation issued additional shares of Non-Voting Stock to certain entities affiliated with the Sponsors.

Holdings initially acquired 10 shares of common stock, par value $0.01 per share, of Merger Sub pursuant to a Subscription Agreement between Holdings and Merger Sub, dated as of December 19, 2006, for $1.00 in cash.  Prior to the Merger, the Certificate of Incorporation of Merger Sub was amended and restated to provide for multiple classes of stock, and as a result, the common stock of the Merger Sub held by Holdings was renamed voting common stock, par value $0.01 per share, of Merger Sub.  Holdings obtained the funds used to make the purchase of such common stock from Merger Sub from capital contributions from its members. Upon consummation of the Merger, each share of voting common stock of Merger Sub became a share of voting common stock, par value $0.01 per share, of the Corporation (the “Voting Common Stock”).

In March 2010, holders of the Non-Voting Preferred Stock agreed to convert all of the Non-Voting Preferred Stock into Non-Voting Common Stock, and on March 29, 2010, the Corporation eliminated the Non-Voting Preferred Stock by filing a Certificate of Elimination of Non-Voting Perpetual Preferred Stock (the “Certificate of Elimination”) with the Delaware Secretary of State.

On June 3, 2010, the Corporation and its direct, wholly owned subsidiary, Harrah’s BC, Inc. (“HBC”), entered into an Investment and Exchange Agreement (the “Investment and Exchange Agreement”) with certain affiliates of the Sponsors that among other things, provided for the sale by HBC to the Sponsors’ affiliates of $120,625,000 aggregate principal amount of 5.625% senior notes due 2015, $75,627,000 aggregate principal amount of 6.50% senior notes due 2016, and $106,778,000 aggregate principal amount of 5.75% senior notes due 2017 of Harrah’s Operating Corporation, Inc., n/k/a Caesars Entertainment Operating Corporation, Inc. (collectively, the “Notes”), for an aggregate purchase price of $199,999,800. The Notes were purchased on June 24, 2010. The affiliates of the Sponsors that purchased the Notes obtained the funds used to consummate the purchases from capital contributions through their respective investors.

In the same Investment and Exchange Agreement, the Sponsors’ affiliates agreed with HBC to exchange the Notes they had acquired from HBC, together with $105.033 million of Notes they had previously acquired, for shares of Common Stock to be issued by the Corporation at an exchange ratio of 10 shares per $1,000 principal amount of Notes tendered (the “Exchange”). The Exchange occurred on November 23, 2010. Accrued and unpaid interest on the Notes was paid in shares of Common Stock at the same exchange ratio.

On November 22, 2010, the Corporation (a) reclassified its outstanding shares of Non-Voting Common Stock into  the Common Stock and (b) cancelled the class of Voting Common Stock that was previously held by Holdings (collectively, the “Reclassification”) by filing an Amended and Restated Certificate of Incorporation.  As a result of the Reclassification and the Exchange, entities affiliated with the Sponsors and certain co-investors and members of management, held shares of Common Stock of the Corporation and Holdings no longer held of record any equity securities of the Corporation.

Also on November 22, 2010, each of Apollo Hamlet Holdings, LLC, a Delaware limited liability Corporation (“Apollo Hamlet Holdings”), Apollo Hamlet Holdings B, LLC, a Delaware limited liability Corporation (“Apollo Hamlet Holdings B” and, together with Apollo Hamlet Holdings, the “Apollo Entities”), TPG Hamlet Holdings LLC, a Delaware limited liability Corporation (“TPG Hamlet Holdings”), TPG Hamlet Holdings B, LLC, a Delaware limited liability Corporation (“TPG Hamlet Holdings B” and, together with TPG Hamlet Holdings, the “TPG Entities”), and Co-Invest Hamlet Holdings B, LLC (“Co-Invest B”), and Co-Invest Hamlet Holdings, Series LLC (“Co-Invest Series” and together with Co-Invest B, the “Co-Invest Entities” and, together with the Apollo Entities and the Co-Invest Entities, the Sponsor Entities”) granted an irrevocable proxy to Holdings (the “Irrevocable Proxy”) in respect of all of the shares of Common Stock held by the Sponsor Entities. Pursuant to the Irrevocable Proxy, each of the Sponsor Entities irrevocably constituted and appointed Holdings, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote all of the shares of Common Stock held by that entity at any meeting (and any adjournment or postponement thereof) of the Corporation’s stockholders, and in connection with any written consent of the Corporation’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the shares of Common Stock held by such Sponsor Entities, if, as and when so determined in the sole discretion of Holdings. Upon the sale, transfer or other disposition (including pursuant to the consummation of a public offering) of any shares of Common Stock held by any of the Sponsor Entities, the shares of Common Stock that are sold, transferred or otherwise disposed of shall be released from the Irrevocable Proxy.

Holdings acquired beneficial ownership of the Common Stock beneficially held by the Sponsor Entities pursuant to the Irrevocable Proxy, which did not involve the payment of any cash consideration to, by or on behalf of Holdings.

On January 25, 2012, the Corporation entered into a Release and Contribution Agreement (the “Contribution Agreement”) with the Co-Invest Entities and certain of the direct and indirect members and co-investors in the Co-Invest Entities (the “Participating Co-Investors”).  Pursuant to the Contribution Agreement, the Corporation and the Co-Invest Entities agreed to release the contractual transfer restrictions on 24,150,456 shares of Common Stock (the “Released Shares”) indirectly owned by the Participating Co-Investors.  In consideration for such release, the Participating Co-Investors agreed to direct the Co-Invest Entities to contribute a portion of the Released Shares beneficially owned by each Participating Co-Investor to the Corporation.  In connection with the Contribution Agreement, Holdings agreed to terminate the Irrevocable Proxy with respect to the Released Shares that had been granted to Holdings by the Co-Invest Entities.  Holdings’ irrevocable proxy with respect to the 24,150,456 Released Shares was terminated on February 7, 2012 upon the closing of the Contribution Agreement.

On February 7, 2012, the Common Stock underwent a 1.742-for-one stock split immediately prior to the initial public offering (the “IPO”) of the Common Stock.

The references to and descriptions of the Merger Agreement, the Certificate of Elimination, the Investment and Exchange Agreement, the Amended and Restated Certificate and Incorporation, the Irrevocable Proxy and the Contribution Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of each such document, which are included as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6 to this Amendment, respectively, and are incorporated herein by reference.

Item 4. Purpose of the Transaction.

The information set forth in Items 2 and 3 are hereby incorporated herein by reference.

Holdings currently beneficially owns the Common Stock for investment purposes, and will review on a continuing basis its investment in the Corporation and will take such actions with respect to its investment as it deems appropriate in light of circumstances existing from time to time.

As a result of these activities, Holdings may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Corporation as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Corporation or disposing of securities of the Corporation; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; selling or transferring a material amount of assets of the Corporation or any of its subsidiaries; changing the present Board of Directors or management of the Corporation, including changing the number or term of directors or filling any existing vacancies on the Corporation’s Board of Directors; materially changing the present capitalization or dividend policy of the Corporation; materially changing the Corporation’s business or corporate structure; changing the Corporation’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be listed or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Corporation to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and taking any action similar to any of those enumerated above.

Other than as described above, Holdings currently has no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Holdings reserves the right to develop such plans in the future.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

The Sponsor Entities directly hold of record an aggregate of 87,605,299 shares of Common Stock.  All of the shares of Common Stock held of record by the Sponsor Entities are beneficially owned by Holdings pursuant to the Irrevocable Proxy that grants Holdings sole voting and sole dispositive power with respect to such shares.

Messrs. Bonderman and Coulter are officers, directors and sole shareholders of TPG Group Advisors, which is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG GenPar V Advisors, LLC, which is the general partner of TPG GenPar V, L.P. (“TPG GenPar V”), which is the general partner of TPG V Hamlet AIV, L.P., which is the managing member of TPG Hamlet Holdings and TPG Hamlet Holdings B.

Messrs. Black, Harris and Rowan serve as the managers of Apollo Hamlet Holdings B and Apollo Hamlet Holdings. Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI”), is the sole member of Apollo Hamlet Holdings B. Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), is the general partner of AIF VI. AIF VI Management, LLC, a Delaware limited liability company (“AIF VI Management”), is the general partner of Management VI. Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP,” and together with Management VI, AIF VI Management, Apollo Management, Management GP and Management Holdings GP, the “Apollo Management Entities”), is the general partner of Management Holdings.

TPG GenPar V and Management VI are also the managing members of each of Co-Invest B and Co-Invest Series.

All of the shares of Common Stock held of record by the Sponsor Entities are beneficially owned by Holdings pursuant to the Irrevocable Proxy that grants Holdings sole voting and sole dispositive power with respect to such shares.  The Sponsor Entitites, TPG Advisors, AIF VI, Apollo Management Entities and Messrs. Black, Bonderman, Coslet, Coulter, Harris and Rowan disclaim beneficial ownership of the shares of Common Stock included in this report and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)-(b) the Sponsor Entities hold of record an aggregate of 87,605,299 shares of Common stock.  All of the shares of Common stock held by the Sponsors are beneficially owned by Holdings pursuant to the Irrevocable Proxy that grants Holdings sole voting and sole dispositive power with respect to such shares.  Accordingly, Holdings may be deemed to beneficially own 70.1% of the Common Stock.

(c) Except as disclosed herein, Holdings has not, and, to the best knowledge of Holdings, none of the persons or entities referred to in Appendix A to Item 2 and General Instruction C to Schedule 13D has effected any transactions in the shares of Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 is hereby incorporated herein by reference.

MIRA

On January 28, 2008, the Corporation, Holdings, the Apollo Entities, the TPG Entities, certain co-investment entities and certain employees of the Company entered into the Management Investor Rights Agreement (the “MIRA”). The MIRA governs certain aspects of the relationship between the Corporation and the employees party to the agreement (the “management stockholders”); among other things, the MIRA:

•	restricts the ability of management stockholders to transfer shares of Non-Voting Stock, with certain exceptions, prior to a qualified public offering;

•
allows the controlling stockholders of the Corporation to require management stockholders to participate in sale transactions in which the controlling stockholders sell more than 40% of their shares of Non-Voting Stock;

•	allows management stockholders to participate in sale transactions in which the controlling stockholders sell shares of Non-Voting Stock, subject to certain exceptions;

•
allows management stockholders below the level of senior vice president to require the Corporation to repurchase shares of Common Stock acquired pursuant to the investment program in the event that such employee experiences an economic hardship prior to an initial public offering, subject to annual limits on the repurchase obligations of the Corporation;

•	provides preemptive rights to a select group of management stockholders;

•
allows management stockholders to require the Corporation to repurchase shares of Non-Voting Stock acquired pursuant to the investment program upon termination of employment without cause or for good reason; and

•
allows the Corporation to repurchase, subject to applicable laws, all or any portion of the Non-Voting Stock held by management stockholders upon the termination of their employment with the Corporation or its affiliates, in certain circumstances.

On November 23, 2010, the MIRA was amended and restated (the “Amended and Restated MIRA”) to apply to the Common Stock held by the employees of the Corporation that are parties to the Amended and Restated MIRA.

The Amended and Restated MIRA will terminate upon the earliest to occur of the dissolution of Holdings or the occurrence of any event that reduces the number of security holders to one.

Contribution Agreement

Pursuant to the Contribution Agreement, the Corporation and the Co-Invest Entities agreed to release the contractual transfer restrictions on 24,150,456 shares of the Corporation’s Common Stock as set forth in Item 3.

Underwriter Lock-Up Agreement

In connection with the IPO, each of the Sponsor Entities have agreed not to offer or sell, dispose of or hedge, directly or indirectly, any shares of Common Stock without the permission of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. for a period of 270 days from the pricing of the IPO, subject to certain exceptions and automatic extension in certain circumstances.

The restricted periods described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the applicable lock-up period, the Corporation issues an earnings release or announces material news or a material event; or

•
prior to the expiration of the applicable lock-up period, the Corporation announces that it will release earnings results during the 16-day period following the last day of the applicable lock-up period;

in which case, the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

References to and descriptions of the MIRA, the Amended and Restated MIRA, the Contribution Agreement and the Lockup Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are included as Exhibit 7, Exhibit 8, Exhibit 6 and Exhibit 9 to this Schedule 13D, respectively.

Item 7. Material to Be Filed as Exhibits
Exhibit No.	Description
2	Agreement and Plan of Merger, dated as of December 19, 2006, by and among Hamlet Holdings LLC, Hamlet Merger Inc. and Harrah’s Entertainment, Inc. (Incorporated by reference to Exhibit 2.1 to the Corporation’s Current Report on Form 8-K filed December 20, 2006)
2	Certificate of Elimination of Non-Voting Perpetual Preferred Stock of Caesars Entertainment Corporation, dated March 29, 2010 (Incorporated by reference to Exhibit 3.2 to the Corporation’s Current Report on Form 8-K, filed March 30, 2010)
3	Investment and Exchange Agreement (Sponsors), dated as of June 3, 2010, among Harrah’s Entertainment, Inc., Harrah’s BC, Inc., Apollo Management VI, L.P., on behalf of certain affiliated investment funds, and TPG Capital, L.P., on behalf of certain affiliated investment funds (Incorporated by reference to Exhibit 10.2 to the Corporation’s Current Report on Form 8-K, filed June 7, 2010)
4	Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation (Incorporated by reference to Exhibit 3.1 to the Corporation’s Current Report on Form 8-K, filed November 24, 2010)
5	Irrevocable Proxy, dated as of November 22, 2010, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC (Incorporated by reference to Exhibit 10.1 to the Corporation’s Current Report on Form 8-K, filed November 24, 2010)
6	Release and Contribution Agreement, dated as of January 25, 2012, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-invest Hamlet Holdings B, LLC, Hamlet Holdings LLC and Caesars Entertainment Corporation (Incorporated by reference to Exhibit 10.90 to the Corporation’s Amendment No. 3 to Form S-1, filed February 2, 2012)
7	Management Investor Rights Agreement, dated as of January 28, 2008, among the Corporation, Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Hamlet Holdings LLC and the stockholders that are parties thereto (Incorporated by reference to Exhibit 4.2 to Harrah’s Entertainment, Inc.’s Registration Statement on Form S-8 filed January 31, 2008)

8	Amended and Restated Management Investor Rights Agreement, dated as of November 22, 2010, by and among Caesars Entertainment Corporation, Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Hamlet Holdings LLC and the stockholders that are parties thereto (Incorporated by reference to Exhibit 10.2 to the Corporation’s Current Report on Form 8-K, filed November 24, 2010)
9	Form of Major Shareholder Lockup Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

By:
/s/ Laurie D. Medley
Laurie D. Medley, as attorney-in-fact, pursuant to the Power of Attorney granted to Ms. Medley as set forth in the Remarks to the Form 3 filed by Hamlet Holdings LLC on February 7, 2008, which is incorporated by reference herein.

EXHIBIT A TO ITEM 2

The following sets forth information with respect to the executive officers and members of Holdings. Capitalized terms used herein without definition have the meanings thereto in the Schedule 13D to which this Appendix A relates.

The members of Holdings are Messrs. Leon Black, David Bonderman, Jonathan Coslet, James Coulter, Joshua Harris and Marc Rowan.

The principal occupations of each of Messrs. Black, Harris and Rowan is to act as the managers, as well as serving as executive officers, of Apollo Management Holdings GP, LLC, and other related investment managers and investment advisors.

The present principal occupation of David Bonderman is Chairman of the Board and President of TPG Group Advisors and officer, director or manager of other affiliated entities.  The present principal occupation of James G. Coulter is director and Senior Vice President of TPG Group Advisors, and officer, director or manager of other affiliated entities.  The present principal occupation of Mr. Coslet is as senior partner of an affiliate of TPG Group Advisors and officer, director or manager of other affiliated entities.

The principal business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019, and each is a citizen of the United States. The principal business address of each of Messrs. Bonderman, Coulter and Coslet is c/o TPG Global, LLC, 301 Commerce Suite, Suite 3300, Fort Worth, TX 76102, and each is a citizen of the United States.